May 8, 2026

David Kirn
Chief Executive Officer
4D Molecular Therapeutics, Inc.
5858 Horton Street #455
Emeryville, CA 94608

        Re: 4D Molecular Therapeutics, Inc.
            Registration Statement on Form S-3
            Filed May 7, 2026
            File No. 333-295650
Dear David Kirn:
       This is to advise you that we have not reviewed and will not review your registration statement.
       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
       Please contact Lauren Hamill at 303-844-1008 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:    John Williams